January 4, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:         P3 Health Partners Inc.
                Registration Statement on Form S-1
                Filed December 28, 2021
                Registration No. 333-261904

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Thursday, January 6, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as P3 Health Partners Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley C. Holmes of Latham & Watkins LLP, counsel to the Company, at (617) 948-6027, or in his absence, Elisabeth M. Martin of Latham & Watkins LLP at (617) 948-6018, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

P3 Health Partners Inc.

By:	/s/ Eric Atkins
Eric Atkins
Chief Financial Officer

cc:   Jessica Puathasnanon, P3 Health Partners Inc.

Wesley C. Holmes, Latham & Watkins LLP